Exhibit 99.2

NOVAGOLD RESOURCES INC.

Third Quarter 2013
Management’s Discussion & Analysis

August 31, 2013

(Unaudited)

Table of Contents

Management’s Discussion and Analysis	3
General	3
Description of business	3
Corporate developments	3
Results of operations	5
Liquidity and capital resources	7
Related party transactions	8
Financial instruments	9
Significant accounting estimates and judgments	11
New accounting pronouncements	12
Risk factors	13
Disclosure controls and internal control over financial reporting	14
Cautionary notes	14

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NOVAGOLD RESOURCES INC. (“NOVAGOLD”, “we”, “our” or the “Company”) is dated October 9, 2013 and provides an analysis of NOVAGOLD’s financial results for the three and nine month periods ended August 31, 2013 compared to the same periods in the previous year.

The following information should be read in conjunction with the Company’s August 31, 2013 unaudited consolidated financial statements and the related notes and the Company’s November 30, 2012 audited consolidated financial statements and related notes each of which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE-MKT under the symbol “NG”. Additional information related to NOVAGOLD, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.novagold.com.

Description of business

NOVAGOLD is a precious metals company engaged in the acquisition, exploration and development of precious metal properties primarily in Alaska, U.S.A. and British Columbia, Canada. Our current properties include a 50% interest in the Donlin Gold project in Alaska, U.S.A. and a 50% interest in the Galore Creek copper-gold-silver project in British Columbia, Canada. Our flagship asset, Donlin Gold, advanced to the permitting phase in 2012. Donlin Gold is located in a state with low geopolitical risk that has a long history of mining, established permitting standards and processes, and a government supportive of resource development.

Corporate developments

Our goals for 2013 include to:

•	Advance the permitting of Donlin Gold on time and on budget.
•	Optimize the Donlin Gold project by lowering upfront capital requirements and increasing the rate of return.
•	Maintain a healthy balance sheet.
•	Further evaluate opportunities to monetize the value of Galore Creek and increase its reserves and resources.
•	Continue an effective corporate social responsibility program.

Financing

On May 2, 2013, the Company purchased US$72.8 million of the principal amount of its US$95.0 million outstanding 5.5% Convertible Notes due May 1, 2015 (the "Notes"), pursuant to the terms of the indenture governing the Notes which provided Holders the opportunity to require NOVAGOLD to purchase for cash all or a portion of their Notes on May 1, 2013 (the "Put Option"). Following the Company’s purchase of the Notes pursuant to the Put Option, US$22.2 million principal amount of the Notes remain outstanding and due on May 1, 2015. The terms and other provisions of the indenture governing the Notes remain unchanged.  Interest in the amount of US$2.6 million was paid on May 1, 2013 to Holders of record on April 15, 2013. In September 2013, the Company accepted the offer from a number of note-holders to repurchase an additional US$6.4 million of its convertible notes.

In the first quarter of 2013, all of the outstanding 36.5 million warrants were exercised and as a result the Company issued 36.5 million shares and received proceeds of $54.0 million (US$54.4 million).

Corporate governance

On May 29, 2013, the Company’s shareholders at its Annual General and Special Meeting of Shareholders approved the Escrowed Shares Release and Continuance Resolutions, as those terms were defined in the Company’s proxy statement.

Subsequently, the Company filed the necessary documents in Nova Scotia and British Columbia required to complete the continuance and effective June 10, 2013 became a company registered under the Business Corporations Act (British Columbia). On June 3, 2013, the Company issued a press release regarding the amendment of the escrow agreement, which resulted in the release of the remaining 44,544 shares held in escrow to the founding shareholders on August 6, 2013.

On February 28, 2013, the Company announced the resignation of Tony Giardini from the Company’s Board of Directors effective March 1, 2013. Mr. Giardini's departure takes place in conjunction with his appointment as Executive Vice-President & Chief Financial Officer of Kinross Gold Corporation. Concurrently, the Company’s Board of Directors instituted a number of changes to the chairmanship and membership of its Committees. Kalidas Madhavpeddi replaced Tony Giardini as the Chair of the Compensation Committee and Sharon Dowdall replaced Tony Giardini as a member of the Audit Committee. Gil Leathley replaced Kalidas Madhavpeddi as the Chair of the Environmental, Health, Safety and Sustainability and Technical Committee. On August 1, 2013, the Company’s Board of Directors instituted additional changes to the membership of its Committees.  Clynton Nauman became a member of the Audit Committee, and Anthony Walsh replaced Kalidas Madhavpeddi as a member of the Corporate Governance and Nominations Committee.

Property review

Donlin Gold

Donlin Gold is the world’s largest known undeveloped gold deposit. Donlin Gold is owned and operated by Donlin Gold LLC, a limited liability company that is owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation (“Barrick”). The project area is located entirely on private, Alaska Native-owned land and Alaska state mining claims totaling 154,631 acres (62,577 hectares). Donlin Gold LLC has a good working relationship with Calista Corporation (“Calista”) and The Kuskokwim Corporation (TKC), owners of the mineral and surface rights at the Donlin Gold project. In January 2012, NOVAGOLD filed a National Instrument 43-101 technical report (the “Donlin Gold Technical Report”) regarding the feasibility study update on Donlin Gold (the “Updated Feasibility Study”). A copy of the Donlin Gold Technical Report is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.novagold.com.

The Donlin Gold deposit is located on Calista lands, selected for their mineral potential, and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act of 1971 (ANCSA). The mining lease agreement obligates Donlin Gold LLC to make certain payments, including royalties, and undertake other commitments to Calista.

TKC, an entity formed in 1977 by ten ANCSA village corporations located along the middle region of the Kuskokwim River, is the owner of the surface rights estate for most of the project lands.  Donlin Gold LLC operates under a surface use agreement with TKC. Donlin Gold LLC is negotiating with TKC to extend the term of the TKC agreement. Among other benefits, the surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

On August 7, 2012, we announced that Donlin Gold LLC commenced permitting of the project. This announcement followed the Donlin Gold LLC Board of Directors approval of the Project's Updated Feasibility Study. Barrick and NOVAGOLD have expressed their commitment to advancing the project through permitting. Donlin Gold LLC subsequently submitted a Plan of Operations and the Wetlands Permit Application under Section 404 of the U.S. Clean Water Act to the U.S. Army Corps of Engineers (the “Corps”), formally initiating the permitting process. This permit application triggered the start of the preparation of an Environmental Impact Statement (EIS) under the National Environmental Policy Act (NEPA). The Corps, which is the lead agency for the NEPA process, selected URS Alaska Inc. (URS), an independent contractor to prepare the EIS.

On December 14, 2012, the Notice of Intent for the EIS was published in the Federal Register by the Corps, which initiated the public scoping process. In the first quarter of 2013, public scoping meetings were held in villages and communities in Western Alaska and Anchorage to help identify the questions and concerns that should be addressed in the EIS. On March 29, 2013, the public scoping period ended and in May 2013, URS issued a draft scoping summary document for agency review.  During the second quarter of 2013, Donlin Gold LLC delivered to the Corps a comprehensive Environmental Evaluation Document (EED) that provides detailed information on the baseline studies and analyses that have been completed for the proposed project.  The EED also describes the detailed project options that Donlin Gold LLC considered in the development of the proposed project design.  This is being used by URS and the agencies to support ongoing alternatives development for the EIS.  In March 2013, URS issued a preliminary review of the available baseline data to identify any additional environmental, social, and cultural resource data that must be compiled for the EIS.  During the second quarter, Donlin Gold LLC began planning to address remaining data needs during the 2013 field season.  The Corps and URS continue to work towards planned issuance of the draft EIS for public review in late 2014 and issuance of the final EIS and associated permits in late 2015. A schedule of the Corps’ time table for the EIS process at the Donlin Gold Project can be found on their website at www.donlingoldeis.com.

NOVAGOLD’s share of funding for Donlin Gold was US$3.3 and US$10.2 million in the three months and nine months ended August 31, 2013. For the full year, Donlin Gold LLC expects to spend approximately US$30.0 million (NOVAGOLD’s share US$15.0 million) to continue the permitting process, for community engagement, and development efforts.

We record our interest in the Donlin Gold project as an equity investment, which results in our 50% share of Donlin Gold net losses being recorded in the income statement as an operating loss. The investment amount recorded on the balance sheet primarily represents working capital advanced to Donlin Gold LLC less cumulative operating losses.

Galore Creek

Galore Creek is a large copper-gold-silver project located in northwestern British Columbia, Canada, in the Territory of the Tahltan Nation. The project is held by the Galore Creek Partnership, in which wholly-owned subsidiaries of NOVAGOLD and Teck Resources Limited (“Teck”) each own a 50% interest. Galore Creek Mining Corporation (GCMC) manages the Galore Creek operations. The 396,712 acre (160,547 hectare) property holds a large undeveloped porphyry-related deposit. On July 27, 2011 we announced the results of the pre-feasibility study (PFS), which confirmed the technical and economic viability of the Galore Creek project. In November 2011, we announced our intention to investigate opportunities to sell all or part of our interest in the Galore Creek Partnership. The sale process commenced in March 2012 and is ongoing.

On February 25, 2013, the Company announced the results of a 27,873-meter resource in-fill and geotechnical drilling program conducted during 2012 at Galore Creek. The 2012 in-fill drilling campaign confirmed previously reported drill results and demonstrated the potential for a substantial extension of the mineralized area beyond the limits of the current PFS pit. Additionally, GCMC made a new discovery called the Legacy zone, a 700-meter long mineralized zone, as currently defined by drilling, that remains open in all directions and is located adjacent to the Central Pit.

An 11,600 meter drilling program was completed in the third quarter to further define the extent of Legacy zone mineralization. NOVAGOLD funded its share of the Galore Creek expenses with $3.8 million and $5.9 million in the three months and nine months ended August 31, 2013, primarily for exploration drilling, administrative expenses and site care and maintenance costs. Galore Creek expenditures in 2013 are expected to be approximately $16.0 million (NOVAGOLD’s share $8.0 million).

We record our interest in the Galore Creek project as an equity investment, which results in our 50% share of Galore Creek net losses being recorded in the income statement as an operating loss. The investment amount recorded on the balance sheet primarily represents the cost of the Company’s investment in the Galore Creek Partnership since its formation in 2007, the acquisition costs related to Copper Canyon, and working capital advanced to the Galore Creek Partnership less cumulative operating losses.

Results of operations

Our operations primarily relate to the delivery of project milestones, including the achievement of various technical, environmental, sustainable development, economic and legal objectives, obtaining necessary permits, completion of feasibility studies, preparation of engineering designs and the financing to fund these objectives.

in thousands of Canadian dollars,
except per share amounts
	Three months ended August 31, 2013 $	Three months ended August 31, 2012 $	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Expenses (1)	3,612	6,880	11,022	19,630
Share-based payments	1,889	2,936	8,935	15,493
Finance costs, net	1,527	3,826	8,593	10,275
Foreign exchange (gain) loss	(81)	8,422	(8,937)	(10,188)
Operating loss	15,822	30,169	33,251	63,878
Debt settlement and derivative fair value movement	3	(4,844)	(2,897)	(50,043)
Loss (gain) on derivative	–	(5,321)	2,455	(37,560)
Write-down of assets	3,311	–	3,311	–
Gain on spin-out of NovaCopper to shareholders	–	–	–	(71,641)
Income (loss) for the period	(20,663)	(21,457)	(44,713)	89,550
Income (loss) per share
- Basic	(0.07)	(0.08)	(0.14)	0.33
- Diluted	(0.07)	(0.08)	(0.14)	0.17

(1) General and administrative, salaries and severance, professional fees, and corporate and development expenses.

The net loss for the third quarter of 2013 was $20.7 million ($0.07 basic and diluted loss per share), compared to net loss of $21.5 million ($0.08 basic and diluted loss per share) for the third quarter of 2012. The decrease in gold prices during 2013 resulted in a decrease in the market value of the Company’s available-for-sale investments in junior exploration companies and the value of its San Roque mineral property in Argentina. Management determined that the decline in value is other-than temporary and the Company recorded a non-cash loss of $3.3 million on the write-down of investments and mineral properties in the third quarter of 2013 compared to non-cash gains of $10.2 million in the third quarter of 2012 for a reduction in embedded derivative and derivative liabilities related to U.S. dollar denominated convertible notes and common share warrants. The fair value of the embedded derivative and derivative liabilities vary with changes in the Company’s share price and changes in the U.S. dollar exchange rate. The Company’s operating loss decreased to $15.8 million in the third quarter of 2013 from $30.2 million in the third quarter of 2012 due to significantly lower expenses as a result of the corporate reorganization completed in 2012 and a foreign exchange loss in the third quarter of 2012, partially offset by a $3.1 million reduction in the Rock Creek closure cost estimate in the third quarter of 2012. The Company’s combined share of project expenses at Donlin Gold and Galore Creek decreased to $10.4 million in the third quarter of 2013 from $14.5 million in the third quarter of 2012.

The net loss for the first nine months of 2013 was $44.7 million ($0.14 basic and diluted loss per share), compared to net income of $89.6 million ($0.33 basic and $0.17 diluted income per share) for the first nine months of 2012. The Company recorded a non-cash gain on debt settlement and derivative fair value movement related to U.S. dollar denominated convertible notes of $2.9 million and a non-cash loss on derivative liabilities related to U.S. dollar denominated common share warrants of $2.5 million, partially offset by a non-cash loss of $3.3 million on the write-down of investments and mineral properties in the first nine months of 2013, compared to significant non-cash gains of $159.2 million in the first nine months of 2012, primarily due to a gain on the spin-out of NovaCopper Inc. to NOVAGOLD shareholders and the embedded derivative and derivative liabilities related to U.S. dollar denominated convertible notes and common share warrants. The Company’s operating loss decreased to $33.3 million in the first nine months of 2013 from $63.9 million in the first nine months of 2012 primarily due to significantly lower expenses as a result of the corporate reorganization completed in 2012. Project maintenance, mineral property and decommissioning expenses were eliminated in the first nine months of 2013 compared to expenses of $9.2 million in the first nine months of 2012 as a result of the spin-out of NovaCopper Inc. and the Ambler project, in addition to the sale of Alaska Gold Company LLC, which included the Rock Creek project. The Company’s combined share of project expenses at Donlin Gold and Galore Creek decreased to $22.2 million in the first nine months of 2013 from $31.2 million in the first nine months of 2012. Net financing costs decreased $1.7 million due to the partial repayment of convertible notes in the second quarter of 2013.

Quarterly information

in thousands of Canadian dollars,
except per share amounts
	Third Quarter 2013 $	Second Quarter 2013 $	First Quarter 2013 $	Fourth Quarter 2012 $
Operating income (loss)	(15,822)	(10,853)	(6,576)	(13,918)
Income (loss) for the period	(20,663)	(10,268)	(13,782)	(21,909)
Income (loss) per share
- Basic	(0.07)	(0.03)	(0.05)	(0.08)
- Diluted	(0.07)	(0.03)	(0.05)	(0.08)

	Third Quarter 2012 $	Second Quarter 2012 $	First Quarter 2012 $	Fourth Quarter 2011 $
Operating income (loss)	(30,169)	(6,321)	(27,388)	(48,159)
Income (loss) for the period	(21,457)	94,238	16,769	(50,788)
Income (loss) per share
- Basic	(0.08)	0.34	0.07	(0.21)
- Diluted	(0.08)	0.26	(0.01)	(0.21)

Factors that can cause fluctuations in the Company’s quarterly results include: the timing of stock option grants; foreign exchange rate gains or losses related to the Company’s U.S. dollar-denominated cash and cash equivalents; fluctuations in the Company’s share price, which affects the fair value of derivatives and embedded derivatives (U.S. dollar-denominated convertible debt); disposal of assets or investments, and changes in estimated reclamation and closure costs. Significant quarterly pre-tax items were as follows:

Third quarter 2013: $2.8 million write-down on available-for-sale investments and $0.5 million write-down on mineral properties.

Second quarter 2013: None.

First quarter 2013: None.

Fourth quarter 2012: $5.3 million gain on the sale of Alaska Gold Company LLC, including the Rock Creek project.

Third quarter 2012: $3.1 million recovery from decommissioning liabilities resulting from a reduction in the Rock Creek closure cost estimate.

Second quarter 2012: $71.6 million gain on the spin-out of NovaCopper Inc. to shareholders; $13.7 million gain on derivative liability; $17.4 million gain on embedded derivative liability; and a $17.2 million foreign exchange gain.

First quarter 2012: $27.8 million gain on embedded derivative liability resulting from the decrease of the Company’s share price which reduced the fair value of the convertible feature for the convertible debt (embedded derivatives).

Fourth quarter 2011: None.

Liquidity and capital resources

At August 31, 2013 the Company had $216.6 million (US$205.7 million) in cash and cash equivalents, and term deposits held at two large Canadian banks. The Company invested in term deposits of US$110.0 million with original terms of six to nine months to earn a higher return while maintaining liquidity. Cash and cash equivalents was $100.8 million at August 31, 2013, a decrease of $152.2 million from $253.0 million (US$254.7 Million) at November 30, 2012. The decrease in cash during the first nine months of 2013 was due to the investment in term deposits of $114.1 million (US$110.0 million), the repurchase of $73.4 million (US$72.8 million) of the Company’s convertible notes and $30.8 million used in operating activities, partially offset by the receipt of $54.0 million (US$54.4 million) in net proceeds from the exercise of all outstanding warrants and foreign exchange gains of $12.1 million resulting from the strengthening of the U.S. dollar. At August 31, 2013 the Company had $23.4 million (US$22.2 million) principal amount remaining of its convertible notes due in May 2015. In September 2013, the Company accepted the offer from a number of note-holders to repurchase an additional US$6.4 million of its convertible notes.

Cash used in operating activities was $30.8 million in the first nine months of 2013, a decrease of $40.3 million from the $71.1 million used in the first nine months of 2012. The decrease resulted from the successful reorganization of the Company in 2012 encompassing the spin-out of NovaCopper Inc., the sale of Alaska Gold Corporation LLC, which included Rock Creek, as well as a reduction in corporate overhead and administrative costs. The Company used $16.3 million to fund its share of expenditures at the Donlin Gold and Galore Creek projects in the first nine months of 2013, compared to $27.9 million in the first nine months of 2012.  The Company’s share of commitments contracted by the Donlin Gold and Galore Creek projects was $2.6 million and $0.5 million, respectively, at August 31, 2013.

For the full year in 2013, our share of project funding is expected to be $15.0 million for Donlin Gold and $8.0 million for Galore Creek, and we expect to spend approximately $15.0 million for administrative expenses and $3.2 million in interest on the convertible notes. The Company believes it has sufficient resources to fund the advancement of its flagship Donlin Gold project in Alaska through the permitting process, support ongoing activities at its Galore Creek project in British Columbia and repay the remaining convertible notes.

The Company has no material off-balance sheet arrangements. The future minimum payments under operating leases at August 31, 2013 are approximately as follows.

in thousands of Canadian dollars
Operating leases $
2013	122
2014	450
2015	455
2016	411
2017	322
Total	1,760

The Company has a non-cancellable sublease for an office location and the future minimum sublease payments expected to be received as of August 31, 2013 are approximately as follows:

in thousands of Canadian dollars
Operating subleases $
2013	68
2014	270
2015	270
2016	270
2017	180
Total	1,081

Related party transactions

During the nine months ended August 31, 2013, the Company provided exploration and management services to the following: US$197,000 (2012: US$155,000) to Donlin Gold LLC, Nil (2012: $12,000) to Alexco, a related party having two common directors; Nil (2012: $7,000) to TintinaGold, a related party having one director in common; office rental and services totaling $335,000 (2012: $587,000) to the Galore Creek Partnership; and management and office administration services totaling $179,000 (2012: $667,000) to NovaCopper Inc., a company having seven common directors and certain common shareholders.

At August 31, 2013, the Company had $4.4 million receivable from the Galore Creek Partnership.

Financial instruments

Based on its activities, the Company is exposed to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as described below.

The following provides a comparison of carrying and fair values of each classification of financial instrument as of August 31, 2013 and November 30, 2012.

in thousands of Canadian dollars
August 31, 2013	Loans and receivables $	Available for sale $	Held for trading $	Other financial liabilities $	Total carrying amount $	Total fair value $
Financial assets
Cash and cash equivalents	100,793	-	-	-	100,793	100,793
Term deposits	115,830				115,830	115,830
Accounts and notes receivable	2,764	-	-	-	2,764	2,764
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	1,553	-	-	1,553	1,553
Reclamation deposits	1,839	-		-	1,839	1,839
Long-term accounts receivable	7,954	-	-	-	7,954	7,954
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	3,150	3,150	3,150
Promissory note (b)	-	-	-	74,560	74,560	74,560
Convertible notes (c)	-	-	-	19,341	19,341	19,341
Embedded derivative	-	-	-	296	296	296
Other liabilities	-	-	-	–	–	–

in thousands of Canadian dollars
November 30, 2012	Loans and receivables $	Available for sale $	Held for trading $	Other financial liabilities $	Total carrying amount $	Total fair value $
Financial assets
Cash and cash equivalents	253,037	-	-	-	253,037	253,037
Accounts and notes receivable	2,017	-	-	-	2,017	2,017
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,383	-	-	2,383	2,383
Reclamation deposits	1,557	-		-	1,557	1,557
Long-term accounts receivable	7,673	-	-	-	7,673	7,673
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	5,669	5,669	5,669
Promissory note (b)	-	-	-	67,670	67,670	67,670
Convertible notes (c)	-	-	-	71,997	71,997	71,997
Embedded derivative	-	-	-	17,820	17,820	17,820
Derivative liability	-	-	-	15,179	15,179	15,179
Other liabilities	-	-	-	105	105	105

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.
(c)	The carrying value of the convertible notes is a split instrument between equity and liabilities. The fair value represents the value payable under the debt instrument.

The Company uses the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The financial instruments from the above schedule are classified as follows:

Level 1 – Quoted prices in active markets for identical assets: investments.
Level 2 – Observable inputs without significant adjustments: cash and cash equivalents, reclamation deposits.
Level 3 – Significant unobservable inputs:  promissory notes and convertible notes.

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a majority of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rate between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At August 31, 2013, the Company is exposed to currency risk through the following assets and liabilities.

in thousands of U.S. dollars
	August 31, 2013 $	November 30, 2012 $
Cash and cash equivalents	94,708	252,201
Term deposits	110,000	-
Accounts receivable	4,029	4,838
Accounts payable and accrued liabilities	(1,602)	(542)
Decommissioning liabilities	(985)	(1,150)
Convertible notes	(18,367)	(72,460)
Derivative liability	-	(15,277)
Embedded derivative	(281)	(17,935)
Promissory note	(70,807)	(68,106)

Based on the above net exposures as of August 31, 2013, and assuming that all other variables remain constant, a 5% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $5.8 million in the Company’s consolidated comprehensive income (loss) and an increase/decrease of $10.2 million in the Company’s cash and cash equivalents and term deposits.

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a counter party to a financial instrument fails to meet its contractual obligations.

The Company manages credit risk on its cash and cash equivalents by distributing funds between two large Canadian financial institutions. As of August 31, 2013, the Company had $216.6 million in cash, cash equivalents and term deposits, split approximately 55%/45% between two financial institutions.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through its capital structure and financial leverage.  Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

Contractual obligated cash flow requirements as of August 31, 2013 are as follows:

 in thousands of Canadian dollars,
 unless otherwise specified
	Total $	< 1 Year $	1–2 Years $	2–3 Years $	3–4 Years $	4–5 Years $	Thereafter $
Accounts payable and accrued liabilities	3,150	3,150	-	-	-	-	-
Decommissioning liabilities	US$985	US$985	-	-	-	-	-
Convertible notes (i)
Interest	US$2,338	US$1,220	US$1,118	-	-	-	-
Principal	US$22,179	-	US$22,179	-	-	-	-
Promissory note	US$70,807	-	-	-	-	-	US$70,807

(i)      The notes mature on May 1, 2015. In September 2013, the Company accepted the offer from a number of note-holders to repurchase an additional US$6.4 million of its convertible notes.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes are not subject to interest rate risk because they are at fixed rates. The interest rate on the promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as of August 31, 2013, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

Significant accounting estimates and judgments

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amount of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences. Revisions to the accounting estimates are recognized in the period in which the estimates are revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant areas of judgment:

i.	recoverability of the carrying amount of investments and mineral properties;
ii.	inputs used in determining the fair value of share based compensation, embedded derivative and derivative instruments;
iii.	inputs used in measuring the deferred income tax liability; and
iv.	inputs used in measuring decommissioning liabilities.

Review of asset carrying values and impairment assessment

Each reporting period, assets or cash generating units are evaluated to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell or value in use.

Determination of the fair value of share-based compensation, embedded derivative related to the convertible debt and the derivative instruments.

In order to compute fair values, the Company uses option pricing models that require management to make estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Deferred income taxes

The determination of the Company’s tax expense or recovery for the year and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company’s accounting policy requires the recognition of a decommissioning liability when the obligation occurs

Decommissioning liabilities are periodically reviewed to reflect known developments, including updated cost estimates. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management. The following are accounting items which involve judgment:

(a)	Mineral properties

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

(b)	Decommissioning liabilities

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those relating to site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

New accounting pronouncements

Unless otherwise noted, in the Company’s case the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2013, except IFRS 9 which is after December 1, 2015, with earlier application permitted. The Corporation has not yet assessed the impact of these standards and amendments or determined whether it will adopt them earlier than required.

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IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

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IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

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IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

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IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

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IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

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There have been amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

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IFRS 7 Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Changes in accounting policies

Transition to US Generally Accepted Accounting Principles

Historically, and including these interim condensed consolidated financial statements, the Company has prepared its financial statements under IFRS for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the United States Securities and Exchange Commission (the “SEC”).  On May 31, 2013, the Company determined that it no longer qualifies as a foreign private issuer under the SEC rules.  As a result, beginning December 1, 2013 the Company is required to report with the SEC on domestic forms and comply with domestic company rules. Consequently, the Company will be required to prepare its financial statements using United States Generally Accepted Accounting Principles (“US GAAP”), presented in U.S. dollars, effective beginning with the Company’s 2013 annual consolidated financial statements and for all subsequent reporting periods.  The transition to US GAAP will be made retrospectively for all periods from the Company’s inception. The Company is currently evaluating the impact of the conversion to US GAAP on the financial statements.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are under the heading “Risk Factors” in NOVAGOLD’s Annual Information Form for the year ended November 30, 2012 available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.novagold.com.

Disclosure controls and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in the rules of the Canadian securities regulators and in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as at the end of the current reporting period. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) as promulgated under the Exchange Act) during the quarter ended August 31, 2013 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains statements of forward-looking information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Donlin Gold and Galore Creek projects, completion of transactions, and the potential sale of NOVAGOLD’s interest in the Galore Creek project, market prices for precious and base metals, or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

●	our ability to achieve production at any of the Company’s mineral exploration and development properties;
●	estimated capital costs, operating costs, production and economic returns;
●	estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
●	our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
●	assumptions that all necessary permits and governmental approvals will be obtained;
●	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
●	our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
●	our activities will not be adversely disrupted or impeded by development, operating, political, social, or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

●	uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
●	uncertainty of estimates of capital costs, operating costs, production and economic returns;
●	uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
●	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
●	risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
●	risks related to the third parties on which the Company depends for its exploration and development activities;
●	dependence on cooperation of joint venture partners in exploration and development of properties;
●	credit, liquidity, interest rate and currency risks;
●	risks related to market events and general economic conditions;
●	uncertainty related to inferred mineral resources;
●	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
●	risks related to lack of infrastructure;
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mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

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the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis, subject to reasonable conditions, or at all;

●	commodity price fluctuations;
●	risks related to governmental regulation and permits, including environmental regulation;
●	risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
●	uncertainty related to title to the Company’s mineral properties;
●	uncertainty related to unsettled aboriginal rights and title in British Columbia;
●	the Company’s history of losses and expectation of future losses;
●	uncertainty as to the outcome of potential litigation;

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uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;

●	risks related to default under the Company’s unsecured convertible notes;
●	risks related to the Company’s majority shareholder;
●	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
●	increased competition in the mining industry;
●	the Company’s need to attract and retain qualified management and technical personnel;
●	risks related to the Company’s current practice of not using hedging arrangements;
●	uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
●	risks related to the integration of potential new acquisitions into the Company’s existing operations;
●	risks related to unknown liabilities in connection with acquisitions;
●	risks related to conflicts of interests of some of the directors of the Company;
●	risks related to global climate change;
●	risks related to opposition to the Company’s operations at its mineral exploration and development properties from non-governmental organizations or civil society;
●	uncertainty as to whether or not the Company is determined to have Passive Foreign Investment Company status;
●	uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
●	increased regulatory compliance costs relating to the Dodd-Frank Act; and
●	increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in NOVAGOLD’s Annual Information Form for the year ended November 30, 2012, filed with the Canadian securities regulatory authorities, NOVAGOLD’s annual report on Form 40-F, as amended, filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NOVAGOLD and filed with the appropriate regulatory agencies.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Reserve and resource estimates

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.